51-102F3
MATERIAL CHANGE REPORT
Item 1  Name and Address of Company
Tower One Wireless Corp. (the “Company”)
600 – 535 Howe Street
Vancouver, BC, V6C 2Z4
Item 2  Date of Material Change
October 19, 2021.
Item 3  News Release
The news release dated October 20, 2021 was disseminated via Stockwatch and BayStreet.
Item 4  Summary of Material Change
The Company announced that it has completed an initial closing (the “Initial Closing”) of a private placement (the “Offering”) in the maximum amount of up to $10,000,000 pursuant to the offering memorandum exemption.
Item 5  Full Description of Material Change

5.1 Full Description of Material Change
The Company announced that it has completed an Initial Closing of an Offering in the maximum amount of up to $10,000,000 pursuant to the offering memorandum exemption.
The Offering may be completed in one or more Closings. Pursuant to the Offering, the Company will offer Class A and Class B Units (as hereinafter defined). Each Class A Unit will be issuable for a price of $100, payable in cash or in exchange for the equivalent amount of existing subordinated, secured bonds of the Company (the “Existing Bonds”), and includes (i) a subordinated, secured bond in the principal amount of $100 which will bear simple interest at a rate of 10% per annum with a maturity date of September 30, 2022 (each, a “Class A Bond”); and (ii) 25 common shares of the Company (the “Shares”) at deemed price of $0.09375 (collectively, a “Class A Unit”).  Each Class B Unit will be issuable for a price of $100, payable in cash or in exchange for the equivalent amount of Existing Bonds, and includes (i) a subordinated, secured bond in the principal amount of $100 which will bear simple interest at a rate of 10% per annum with a maturity date of September 30, 2023 (each, a “Class B Bond”); and (ii) 50 Shares at a price of deemed price of $0.09375 per Share (collectively, a “Class B Unit”).
The net proceeds of the Offering will be used for the construction and purchase of towers and infrastructure development, including all aspects of site acquisition, permitting and payments of licenses and applicable taxes.
Where allowed by applicable securities legislation, the Company will offer compensation in cash of up to five percent (5%) on the aggregate purchase price of the Class A Units and up to eight percent (8%) on the Class B Units under the Offering to any exempt market dealers (each, an “EMD”) who are registered in accordance with applicable securities laws. The Company will also issue to such EMDs common share purchase warrants of the Corporation (the “Agent Warrants”) allowing EMDs to purchase that number of Shares that is equal to up to eight percent (8%) of the aggregate purchase price of the Class of the Offered Units at an exercise price equal to the closing market price of the Shares on the trading day prior to the dissemination of the news release disclosing the issuance of the warrants, and exercisable for a period of 36 months closing of the Offering.
In the Initial Closing, the Company issued a total of 72 Class B Units for aggregate proceeds of $7,200. The Class B Units were comprised of 3,600 Shares and 72 Class B Bonds. The Company issued 576 Agent Warrants and paid a cash commission of $576 to an EMD. The Agent Warrants are exercisable at a price of $0.125 per Share for a period of 36 months from the date of issuance.
All securities issued in connection with the Initial Closing are subject to a statutory hold period expiring on February 20, 2022.
The securities being offered in the Offering have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

5.2 Disclosure for Restructuring Transactions
Not Applicable.
Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A
Item 7  Omitted Information
None
Item 8  Executive Officer
Alejandro Ochoa, Chief Executive Officer, President and Interim Chief Financial Officer
Telephone: 1-917-546-3016
Item 9  Date of Report
October 20, 2021